Via Facsimile and U.S. Mail
Mail Stop 6010


February 13, 2006

Ms. Janice Clark
Chief Financial Officer
Stellar Pharmaceuticals Inc.
544 Egerton St
London, Ontario Canada
N5W 3Z8

Re:	Stellar Pharmaceuticals Inc.
	Form 10-KSB for the fiscal year ended December 31, 2004
	File No. 000-31198

	We have completed our review of your Form 10-KSB and have no further comments at this time.

								Sincerely,


								Jim Atkinson
      Accounting Branch Chief